SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                BSB BANCORP, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   055652-10-1
                 -----------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Mr. Daryl R. Forsythe
                      President and Chief Executive Officer
                                NBT Bancorp Inc.
                              52 South Broad Street
                             Norwich, New York 13815
                                 (607) 337-2265
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                          Duane, Morris & Heckscher LLP
                         1667 K Street, N.W., Suite 700
                             Washington, D.C. 20006
                                 (202) 776-7800

                                 April 19, 2000
                     ---------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                       [ ]

Check the following box if a fee is being paid with this Statement:

                                      [ ]

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NBT BANCORP INC.
         16-1268674
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                             (a)      [ ]
                             (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC/00
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                      [ ]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES                             (7)     SOLE VOTING POWER
BENEFICIALLY OWNED BY                                   2,041,052(1)
EACH REPORTING PERSON                                ---------------------
WITH:                                        (8)     SHARED VOTING

                                                             -0-
                                                     ---------------------


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                                            (9)     SOLE DISPOSITIVE
                                                       2,041,052(1)
                                                    -------------------------
                                            (10)    SHARED DISPOSITIVE
                                                           -0-

-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,041,052(1)

-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                               [ ]

         N/A

-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         APPROXIMATELY 16.6%(2)
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of Issuer common stock covered by this report are purchasable by Reporting Person upon exercise of an option granted by Issuer to Reporting Person as of April 19, 2000, and described in Item 4 of this report. Prior to the exercise of the option, Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by Reporting Person upon exercise of the option until such time as Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 19.9% of the 10,256,545 total outstanding shares of common stock of Issuer as of March 31, 2000, excluding shares issuable upon exercise of the option. See Item 4 below for a discussion of the Option.

(2)      After giving effect to the exercise of the option as described herein.

ITEM 1.    SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $.01 par value per share (the "Shares" or the "Issuer Common Stock"), of BSB Bancorp, Inc., a Delaware corporation ("Issuer"). The principal executive office of Issuer is located at 58-68 Exchange Street, Binghamton, New York 13901.

The  information   set  forth  in  the  Exhibits  hereto  is  hereby   expressly
incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2.    IDENTITY AND BACKGROUND.

(a)-(c) This Schedule 13D is filed by NBT Bancorp Inc., a Delaware corporation ("Reporting Person").

The business address of Reporting Person is 52 South Broad Street, Norwich, New York 13815. The principal business of Reporting Person is a bank holding company.

To the best of Reporting Person's knowledge as of the date hereof, the name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of Reporting Person is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)-(e) During the last five years, neither Reporting Person nor, to the best knowledge of Reporting Person, any of the executive officers or directors of Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Option (defined in Item 4 below) to acquire Shares was granted by Issuer to Reporting Person as an inducement to Reporting Person's entering into an
Agreement and Plan of Merger, dated as of April 19, 2000, by and between Reporting Person and Issuer (the "Plan of Merger"), providing for the merger of Issuer into Reporting Person with Reporting Person being the surviving corporation (the "Merger"). Pursuant to the Plan of Merger, each outstanding Share will be converted into the right to receive two shares of common stock, par value $.01 per share, of Reporting Person ("Reporting Person Common Stock"). The Merger is subject to the approval of Issuer's and Reporting Person's stockholders, respectively, regulatory approvals, and the satisfaction or waiver of various other conditions, as more fully described in the Plan of Merger. None of the Purchase Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and Reporting Person wishes to purchase the Shares subject thereto, Reporting Person anticipates that it would fund the exercise price with working capital or through other financing sources available to Reporting Person at the time of exercise. Had the Option been exercisable on March 31, 2000, when Issuer had a total of 10,256,545 Shares issued and outstanding, the total exercise price would have been $37,759,462 (assuming full exercise of the Option). A copy of the Plan of Merger is attached hereto as Exhibit 2.1. See Item 4 below.

ITEM 4.    PURPOSE OF THE TRANSACTION.

The information set forth in Item 3 is hereby incorporated herein by reference.

The purpose of the transaction is for Issuer to merge with and into Reporting Person, with Reporting Person being the surviving entity. In connection with the Plan of Merger and in consideration thereof, Issuer and Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated April 19, 2000, whereby Issuer granted to Reporting Person an option (the "Option"). Under the Option, Reporting Person may purchase, under certain circumstances described therein, up to 19.9% of the total number of outstanding shares of Issuer Common Stock as of the first date that the Option becomes exercisable. The cash purchase price per Share of the Option is equal to $18.50, subject to antidilution adjustment as provided therein (the "Purchase Price"). On March 31, 2000, Issuer had a total of 10,256,545 Shares of Issuer Common Stock issued and outstanding; had the Option been exercisable on that date, a total of 2,041,052 Shares would have been issuable under the Option. The Option, being exercisable for approximately 19.9% of the outstanding Shares, would represent approximately 16.6% of the Shares that would be outstanding after giving effect to the exercise of the Option.

On April 19, 2000, Reporting Person executed a second option agreement with Issuer. In that agreement, Reporting Person is the issuer and Issuer is the grantee. That agreement's provisions are substantially the same (except for option price per share) as those in the Option Agreement except the position of each party to the agreement has been reversed.

Reporting Person may exercise the Option, in whole or part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided, however, that the Option will terminate and be of no further force and effect upon the earliest to occur of the following events (which are collectively referred to as an "Exercise Termination Event"):

         (i)   The time immediately prior to the effective time of the Merger;

         (ii)  12 months after the first occurrence of a Purchase Event;

         (iii) 12 months after the termination of the Plan of Merger following the occurrence of a

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



               Preliminary Purchase Event (as defined below);

         (iv) upon the termination of the Plan of Merger, if no Purchase Event or Preliminary Purchase Event has occurred prior to such termination, by Issuer pursuant to Section 7.01(d) of the Plan of Merger, both parties pursuant to Section 7.01(a) of the Plan of Merger, or by either party pursuant to Section 7.01(b) of the Plan of Merger;

         (v) upon termination of the Plan of Merger, by either party pursuant to Sections 7.01(e) or (f) of the Plan of Merger based on (A) the required votes of Reporting Person's stockholders not being obtained for any reason at the Reporting Person Stockholders' Meeting (as defined in the Plan of Merger) or (B) the required vote of Issuer's stockholders not being received at the Issuer Stockholders' Meeting (as defined in the Plan of Merger), if no Purchase Event or Preliminary Purchase Event shall have occurred prior to the meeting of Issuer's stockholders (or any adjournment or postponement thereof) held to vote on the Plan of Merger; or

         (vi) 12 months after the termination of the Plan of Merger, by Reporting Person pursuant to Section 7.01(c) thereof as a result of a breach by Issuer, or by Reporting Person or Issuer pursuant to Section 7.01(g) or (h) of the Plan of Merger.

The term "Preliminary Purchase Event" means any of the following events or transactions occurring on or after the date hereof and prior to an Exercise Termination Event:

         (i) Issuer without having received Reporting Person's prior written consent, shall have entered into any letter of intent or definitive agreement to engage in an Acquisition Transaction (as defined below) with any person (as defined below) other than Reporting Person or any of its subsidiaries (each a "Reporting Person Subsidiary") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any Person (as the term "person" is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder) other than Reporting Person or any Reporting Person Subsidiary.

         (ii) Any Person (other than Reporting Person, any Reporting Person Subsidiary or any current affiliate of Issuer) shall have acquired beneficial ownership of 20% or more of the outstanding shares of Issuer Common Stock;

         (iii) (a) Any Person (other than Reporting Person or any Reporting Person Subsidiary) shall have made a bona fide proposal to Issuer or, by a public announcement or written communication that is or becomes the subject of public disclosure, to Issuer's stockholders prior to the Issuer Stockholders' Meeting to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Reporting Person or any Reporting Person Subsidiary shall have commenced (as such term is defined in Rule 14d-2 promulgated under the Exchange Act or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would have Beneficial Ownership of 20% or more of the then outstanding shares of Issuer Common Stock and

               (b) The stockholders of Issuer do not approve the Merger at the Issuer Stockholders' Meeting;

         (iv) There shall exist a willful or intentional breach under the Plan of Merger by Issuer and such breach would entitle Reporting Person to terminate the Plan of Merger; or

         (v) The Issuer Stockholders' Meeting to be held for the purpose of voting on the Plan of Merger shall not have been held pursuant to the Plan of Merger or shall have been canceled prior to termination of the Plan of Merger, or for any reason whatsoever Issuer's Board of Directors shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Reporting Person the recommendation of Issuer's Board of Directors that Issuer's stockholders approve the Plan of Merger, or if Issuer or Issuer's Board of Directors fails to oppose any proposal of the type described at P. (iii)(a) above by any Person (other than Reporting Person or any Reporting Person Subsidiary).

Under the Option Agreement, "Acquisition Transaction" means (x) a merger, consolidation or other business combination involving Issuer, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Issuer,
(z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term "beneficial ownership" is defined in Regulation 13d-3(a) of the Exchange Act) of securities representing 20% or more of the voting power of Issuer; provided, however, that "Acquisition Transaction" will not include a transaction entered into after the termination of the Plan of Merger in which the Issuer is the surviving entity, if in connection with such transaction, no person acquires Beneficial Ownership of 20% or more of the total voting power of the Issuer to be outstanding after giving effect to such transaction and in which the aggregate voting power of Issuer acquired by all persons is less than 33% of the total voting power of Issuer.

The term "Purchase Event" means any of the following events or transactions occurring on or after the date of the Plan of Merger and prior to an Exercise Termination Event:

         (i) The acquisition by any Person (other than Reporting Person or any Reporting Person Subsidiary) of beneficial ownership (other than on behalf of the Issuer) of 20% or more of the then outstanding Issuer Common Stock;

         (ii)  The occurrence of a Preliminary  Purchase  Event  described in P.
               (i) of that definition; or

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


         (iii) The termination of the Plan of Merger by Reporting Person pursuant to Section 7.01(c) thereof as a result of a willful or intentional breach by Issuer or by Reporting Person or Issuer pursuant to Section 7.01(g) or (h) of the Plan of Merger.

The Option Agreement grants certain registration rights (the "Registration Rights") to Reporting Person with respect to the Shares represented by the Option. The terms of such Registration Rights are set forth in the Option Agreement.

A copy of the Option Agreement is attached hereto as Exhibit 2.5. The option agreement of Reporting Person as issuer is attached hereto as Exhibit 2.6.

The purpose of the Option Agreement is to facilitate consummation of the Merger.

(a)-(j) Upon  consummation  of the Merger as contemplated by the Plan of Merger,
(a) Issuer will be merged into Reporting Person and the separate existence of Issuer will terminate, (b) Reporting Person by operation of law will own the assets and be subject to the liabilities of Issuer in exchange for Reporting Person Common Stock to be distributed to holders of the Issuer's securities, (c) the Board of Directors of Issuer will be terminated and some of its members will become members of the Board of Directors of Reporting Person, (d) the Certificate of Incorporation and Bylaws of Issuer will be canceled, (e) all the Shares will be canceled upon effectiveness of the Merger and the Shares will cease to be authorized to be traded in Nasdaq National Market, and (f) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The number of Shares covered by the Option is equal to 19.9% of Issuer Common Stock based on the Shares issued and outstanding on the date the Option becomes exercisable or 16.6% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option. Had the Option been exercisable on March 31, 2000, a total of 2,041,052 Shares would have been issuable under the Option.

Prior to the exercise of the Option, Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the option and
(ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, Reporting Person would have the sole right to vote or to dispose of the shares of Issuer Common Stock issued as a result of such exercise.

(c) Other than as set forth in this Item 5, to the best of Reporting Person's knowledge as of the date hereof (i) neither Reporting Person nor any subsidiary or affiliate of Reporting Person nor any of Reporting Person's executive officers or directors beneficially owns any shares of Issuer Common Stock, and
(ii)

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


there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by Reporting Person, nor to the best of Reporting Person's knowledge, by any subsidiary or affiliate of Reporting Person or any of Reporting Person's executive officers or directors.

(d) No other person is known by Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by Reporting Person upon exercise of the Option.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure set forth in Items 3 and 4 above regarding the Plan of Merger and Option Agreement is hereby incorporated herein by reference.

As a part of the Plan of Merger, each of Issuer's directors and executive officers has agreed to vote or cause to be voted all of his or her Shares in favor of the Plan of Merger and the Merger; in his or her capacity as a stockholder of Issuer not to encourage or solicit, initiate or hold discussions or negotiations with, or provide any information to, any person other than Reporting Person or an affiliate of Reporting Person, concerning any merger, sale of all or substantially all of its assets and liabilities not in the ordinary course of business, sale of shares of capital stock or similar transaction involving Issuer or otherwise inconsistent with the Plan of Merger; and to use his or her best efforts to take or cause to be taken all action, and to do or cause to be done all things necessary, proper or advisable to consummate and make effective the Merger contemplated by the Plan of Merger.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT    DESCRIPTION

2.1 Agreement and Plan of Merger, dated as of April 19, 2000, by and between NBT Bancorp Inc. and BSB Bancorp, Inc.*

2.2 Form of Plan of Merger between BSB Bank & Trust Company and NBT Bank, National Association, is part of the Agreement and Plan of Merger, which is filed as Exhibit 2.1 above.*

2.3 The BSB Stockholder Agreement, dated as of April 19, 2000, is part of the Agreement and Plan of Merger, which is filed as Exhibit 2.1 above.*

2.4 The NBT Stockholder Agreement, dated as of April 19, 2000, is part of the Agreement

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



           and Plan of Merger, which is filed as Exhibit 2.1 above.*

2.5 BSB Stock Option Agreement, dated April 19, 2000, by and between BSB Bancorp, Inc. as "Issuer" and NBT Bancorp Inc. as "Grantee" is part of the Agreement and Plan of Merger, which is filed as Exhibit 2.1 above.*

2.6 NBT Stock Option Agreement, dated April 19, 2000, by and between NBT Bancorp Inc. as "Issuer" and BSB Bancorp, Inc. as "Grantee" is part of the Agreement and Plan of Merger, which is filed as Exhibit 2.1 above.*

* Incorporated by reference to the corresponding exhibit number in the Registrant's Current Report on SEC Form 8-K filed by the Registrant on April 28, 2000, SEC File No. 0-14703.

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



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                             NBT BANCORP INC.

                                             By:     /s/ Daryl R. Forsythe
                                                     ---------------------------
                                             Name:   Daryl R. Forsythe
                                             Title:  President and Chief
                                                     Executive Officer

Dated:  April 27, 2000

                                   SCHEDULE I


              DIRECTORS AND EXECUTIVE OFFICERS OF NBT BANCORP INC.

           The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Reporting Person. Each such person is a U.S. citizen, and the business address of each such person is 52 South Broad Street, Norwich, New York 13815.

Name and Business                        Present Principal
    Address                                 Occupation
    -------                                 ----------

*Daryl R. Forsythe                     President and Chief Executive Officer

*Everett A. Gilmour                    Chairman, Retired

Joe C. Minor                           President and Chief Operating Officer,
                                       NBT Financial Services, Inc.

Michael J. Chewens                     Executive Vice President, Chief Financial
                                       Officer

John D. Roberts                        Senior Vice President and Secretary

*J. Peter Chaplin                      Retired

*Peter B. Gregory                      Partner, Gatehouse Antiques

*William C. Gumble                     Retired

*Bruce D. Howe                         President of John T. Howe, Inc.
                                       (fuel and heating oil company)

*Andrew S. Kowalczyk, Jr.              Partner, Kowalczyk, Tolles, Deery
                                       & Johnston, attorneys

*Dan B. Marshman                       Marshman Farms, Inc.

*John G. Martines                      Chief Executive Officer, LA Bank, N.A.

*John C. Mitchell                      President, I.L. Richer Co.
                                       (agribusiness)

*William L. Owens                      Partner, Stafford, Trombley, Owens
                                       & Curtin, P.C., attorneys

*Paul O. Stillman                      Chairman, Preferred Mutual
                                       Insurance Co.

*Director of NBT Bancorp Inc.